UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ASSET ACCEPTANCE CAPITAL CORP.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04543P100

(CUSIP Number)

February 16, 2010

(Date of Event Which Requires Filings of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04543P100
1.	Names of Reporting Persons: Nathaniel F. Bradley IV Revocable Living Trust, Nathaniel F. Bradley IV as Trustee
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,225,399
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 1,225,399
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,225,399
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 4.0%
12.	Type of Reporting Person: OO

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Item 1.

(a)	Name of Issuer:

Asset Acceptance Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices:

28405 Van Dyke Avenue

Warren, Michigan 48093

Item 2.

(a)	Name of Person Filing:

Nathaniel F. Bradley IV Revocable Living Trust, Nathaniel F. Bradley IV as Trustee

(b)	Address of Principal Business Office or, if none, Residence:

28405 Van Dyke Avenue

Warren, Michigan 48093

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

(e)	CUSIP Number:

04543P100

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Nathaniel F. Bradley IV Revocable Living Trust, of which Nathaniel F. Bradley IV is the sole trustee, holds 1,225,399 shares of common stock of the issuer.

As reported in Amendment No. 2 to this Schedule 13G dated February 14, 2009, 2,450,799 shares of common stock of the issuer were reported as being held by the Nathaniel F. Bradley IV Revocable Living Trust, of which Mr. Bradley was the sole trustee. On March 23, 2009, 1,225,400 shares of common stock were transferred by gift from the Nathaniel F. Bradley IV Revocable Living Trust to the Lisa R. Bradley Revocable Living Trust, of which Lisa R. Bradley is the sole trustee, leaving the Nathaniel F. Bradley IV Revocable Living Trust holding the balance of 1,225,399 shares. Ms. Bradley is the spouse of Mr. Bradley. As a result of this gift, the Nathaniel F. Bradley IV Revocable Living Trust, the undersigned reporting person, ceased to be the beneficial owner of more than 5 percent of the class of securities.

As also reported in Amendment No. 2 to this Schedule 13G dated February 14, 2009, shares of common stock were held as follows: (i) 558,670 shares of common stock of the issuer were held by the Nathaniel F. Bradley V Trust, of which Mr. Bradley and Ms. Bradley were co-trustees; (ii) 558,670 shares of common stock of the issuer are held by the Quinn S. Bradley Trust, of which Mr. Bradley and Ms. Bradley were co-trustees; and (iii) 171,520 shares were held by the Bradley Trust, of which Ms. Bradley was sole trustee.

All of the shares of common stock of the issuer described above in this Item 4 are now disclosed in a new Schedule 13G, dated February 16, 2010, filed by Mr. Bradley and Ms. Bradley as the reporting persons.

(b)	Percent of class: 4.0%.

For purposes of this percentage, the reporting person has used 30,590,588 shares as the number of outstanding shares of common stock of the issuer as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2009.

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(c)	Number of shares as to which the person has:

Sole power to vote or to direct the vote:

1,225,399.

Shared power to vote or to direct the vote:

-0-.

Sole power to dispose or to direct the disposition of:

1,225,399.

Shared power to dispose or to direct the disposition of

-0-.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☑.

See Item 4(a) of this Schedule 13G.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010	Nathaniel F. Bradley IV Revocable Living Trust

	By:	/s/ Nathaniel F. Bradley IV
Nathaniel F. Bradley IV, Trustee

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